HEAD OFFICE

GarantiBank

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul / Turkey
Tel: (90212) 318 18 18
Fax: (90212) 318 18 88
garantibank.com

August 16, 2004

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

The announcement sent by Garanti Bank's shareholder Doğuş İnşaat ve Ticaret A.Ş. to the Bank is as follows:

Pursuant to the mandate given to CA IB as disclosed on August 11, 2004, 40 billion shares of T. Garanti Bankası A.S. in Dogus Insaat ve Ticaret A.S.'s portfolio with aggregate nominal value of TL40 trillion has been sold to CA IB, acting on behalf of international institutional investors, at a price of TL 4.400 per share (with a nominal value of TL 1.000). The settlement of the transaction will take place off exchange without the intermediation of a brokerage house and is expected to be completed on August 18,2004.

Yours sincerely,

Olca ERDOST
Vice President
Investor Relations

Funda GÜNGÖR
Senior Vice President
Corporate Strategy, Business Development & Investor Relations

dlw 8/18